Rule 12g3-2 (B) Exemption File No. 82-3140

Summary Translation Letter
To the Stock Exchange of Thailan[redacted]
March 3, 2004

SH 029/2004

March 3, 2004

Subject: Refusal to Increase Capital news of Shin Corporation Plc.

To: The President
The Stock Exchange of Thailand

According to the rumour that Shin Corporation Public Company Limited (the Company) will increase capital, the Company would like to deny such rumour. The Company does not have to raise capital due to its strong financial position. As of December 31, 2003, the Company has cash of approximately Baht 1,685 million. Additionally, the Company's Debt to Equity Ratio is only 0.10x.